Exhibit 99.2

ASX Release 28 April 2023

AHI Commentary for the Quarter Ended
31 March 2023

Highlights

●	AHI – wellteq – Vertica integration completed following their acquisitions in the first half of the 2022/23 Financial Year.

●	AHI to release its Biometric health assessment Software Development Kit (‘SDK’) and smartphone app.

●	AHI received $4,494,334 in funding and R&D Tax Incentive payments.

●	Update on AHI commercial partners.

●	Highest quarterly revenue of $253,355 for quarter ending 31 March 2023.

●	At quarter end, AHI had a closing cash balance of $175,000. However, since quarter end, AHI has raised additional funding of $2,558,896.

Advanced Health Intelligence Ltd (‘AHI’ or ‘the company’), is pleased to update shareholders regarding the attached Appendix 4C and to provide an update on its activities for the quarter that ended 31 March 2023, along with the multiple partnerships the company progressed during that quarter.

Pursuant to AHI’s previously announced acquisitions of the wellteq Digital Health Group and Vertica Health, the company has now completed the integration of the acquired platforms. The company’s new capabilities facilitate broader market offerings and are already showing strong demand. AHI has streamlined the integration and expects to roll out the first customers in Q2 2023.

AHI has transformed from a body scanning company facilitating the capture of body dimensions and composition assessment into a full-suite biometric health risk assessment (“BHA”) offering to appeal to a greater audience across, Healthcare, Insurance, population health, Non-Government Organizations (NGO) and Health Maintenance Organizations (“HMO”). AHI will now deliver scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers, and government agencies.

These unique and proprietary capabilities will allow cost-effective health accessibility for any smartphone user, empowering people to take control of their journey to better health outcomes.

AHI will offer this functionality in several partner-friendly methods to increase accessibility, minimize friction and reduce the time to market. The new delivery options available are via white-label applications, URL-based integration, web-based applications, or the traditional Software Development Kit (“SDK”) that AHI previously offered.

All of this will assist AHI in increasing revenue within current partnerships and unlocking multiple partnership approaches. The company achieved its highest quarterly revenue of $253,355 in its first full quarter of operation. These revenues were primarily from software sales.

AHI will review all partnerships over Q1 and Q2 2023. for the technology and AHI’s direction.

ASX Release 28 April 2023

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“With our first full quarter completed since the closing of the acquisitions in 2022, The AHI team has worked tirelessly to integrate our technologies into a single comprehensive offering. I am pleased to provide shareholders with a rather long but comprehensive update across our partnerships, current and new and to announce that our first commercial product, which fully incorporates this integration, will be launched in Q2 2023.

Moreover, we have had a positive response from several current and new commercial partners looking to adopt the new offering into their digital health platforms. In our first quarter as the newly integrated and formed Advanced Health Intelligence, we saw revenues of $253,355”.

Scott Montgomery, Chief Executive Officer at AHI, said:

“I must commend our team for their outstanding efforts in achieving this milestone in such a short period of time. Within just over three months as a single entity, we have consolidated and integrated three independent teams, technology stacks and prepared the launch of a globally unique solution – no other company globally can offer a biometric health assessment using just a smartphone with the depth as what AHI can. This achievement speaks volumes to the dedication and expertise of our team and the strategic combination of 2022’s acquisitions.

Most importantly, the momentum internally is being matched with commercialization progress with partners. AHI is very clearly targeting cashflow breakeven in 2023 and the interactions with partners and prospects surrounding our new propositions is indicating substantial revenue growth throughout 2023 towards that target and beyond.”

Current AHI partners’ update

As outlined in the shareholder update on 8 March 2023, AHI’s philosophy is to focus our expertise efficiently on productive partners whilst preserving long-term business relationships with those not thriving under current circumstances. Below is a partner update outlining who we continue to service with existing technologies as we also showcase our new biometric health assessment to expand existing or develop new commercial partnerships.

Bupa Health Insurance

On 25 September 2018, wellteq signed a 24-month SaaS Agreement with Bupa Australia to deliver a white label corporate team challenge application to Bupa Wellness Customers. This contract was renewed for an additional 36 months on 1 August 2020.

Bupa Australia delivers retail and group health insurance to the Australian market with approximately 25% market share, making them the second largest Australian health insurer.

Bupa Australia currently makes available a suite of corporate wellbeing products to their customer base who have purchased group insurance. All customers have the ability to use Bupa Wellness dollars to fund the purchase of these wellbeing products to deliver across their organisation.

AHI will continue to support the existing solution to Bupa, with all Bupa corporate clients having access to the Team Challenge application. The contract revenue for the last 12 months was $90,000.

ASX Release 28 April 2023

nib Health Insurance

On 18 April 2019, wellteq signed a 24-month Master Service Agreement with nib, to deliver a white label application to nib’s retail members and group insurance members. This contract was renewed for an additional 36 months on 1 October 2021. The annual recurring revenue for this contract is AUD$687,676.

nib delivers retail and group health insurance to the Australian market with approximately 9.2% market share, making them the fourth largest Australian health insurer.

nib currently delivers two wellbeing products to their retail and group member base.

●	Well with nib is available to all retail members to help support insured members get ahead of their health. In 2022, nib opened up access to this solution to the Australian population (26.33 million people) as part of their Payer to Partner strategy via their Green Pass offering.

●	Well with GU is available to all group insurer corporates and members.

AHI will continue to support the existing solution to nib. The AHI Customer team will continue to provide nib with strategic support to their Payer to Partner strategy and how the AHI assessment and triage tools suite can add value to their member base.

Upvio Healthtech.

As released to the ASX on 25 January 2023, AHI concluded formal agreements with Upvio Healthtech.

Upvio offers comprehensive medical, health and wellness practitioners technology, including human imaging, feature-rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into existing software. Upvio enables geo-cloud storage for securely storing sensitive patient information, ensuring that patients’ data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real-time.

This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind. It brings together the best- of-breed technologies, including AHI’s scanning and risk assessment capabilities.

The Upvio team are currently integrating the new AHI web-based Face Scan SDK into their platform with ongoing support from the AHI Customer Team. As at the date of this report, AHI’s partnership with UPVIO has not begun to generate revenue.

Augmented Reality Concierge LLC (“ARC”)

As released to the ASX on 14 February 2023, AHI was pleased to inform shareholders of the signing of the Master Services Agreement (MSA) with US-based Augmented Reality Concierge LLC (“ARC”). The initial term of the ARC MSA is for two years from commencement and will automatically extend for subsequent consecutive periods, each of equivalent length to the initial term.

ASX Release 28 April 2023

Augmented Reality Concierge, LLC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, The ARC’s creative tools are fun and exciting, allowing people to engage with them to realise their goals.

The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realised that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to a company’s or its consumer’s wants or needs.

The ARC is nearing completion of the integration of AHI’s FaceScan and BodyScan and is expected to launch in Q2 2023. As at the date of this report, AHI’s partnership with Augmented Reality Concierge, LLC has not begun to generate revenue.

Monash University Sleep research

Advanced Health Intelligence is pleased to advise shareholders that AHI has been selected as a technology partner for Monash University’s Turner Institute for Brain and Mental Health, together with a global aviation company, for a sleep intervention research and development study specifically designed for shift workers.

This research and development study has attracted research funding from the Australian government and was formally initiated in March 2023. The research programis expected to conclude in or around March 2026. Upon its completion or by mutual agreement between Monash University and AHI over the course of the study, should the combined solution attain commercial readiness, AHI intends to pursue the commercialisation of the program following completion of formal agreements.

This research and development study is a progression for the strategic partnership with Monash University announced by AHI’s recent acquisition, wellteq digital health Inc., on 26 October 2021, towards commercialising this sleep program for shift workers. This partnership was established with the aim of delivering sleep-related products for improving workplace mental health, wellbeing, and productivity.1 wellteq and Monash University first outlined the proposed terms of the ongoing strategic partnership in 2021, these discussions involved the potential integration of Monash University’s SleepSync technology with wellteq’s technology. No binding agreements regarding the commercialisation costs or revenues related to the commercialisation of the program have been entered into between Monash University, wellteq and AHI prior to this sleep intervention program, the details of such arrangements will be determined in due course and disclosed to the market if they are material. This research and development study represents the initial program in the strategic partnership between Monash and, through wellteq, AHI.

1 https://www.businesswire.com/news/home/20211026005728/en/Wellteq-Digital-Health-Inc.-Partners-With- Top-Global-University-to-Commercialise-Sleep-Research

ASX Release 28 April 2023

Co-designed with shift workers, SleepSync is the world’s first technology-based program to use models of sleep-wake to deliver personalised sleep advice, with proven success in reducing insomnia and improving mental health. SleepSync is intended to aid behaviour change and provide practical guidance via sleep scheduling recommendations and education by identifying patterns across sleep metrics, including sleep wake times, light exposure and caffeine towards predicting physical and cognitive readiness states or impairment.2

AHI’s technology will deploy SleepSync, as well as quantify specific biometric effects of SleepSync using AHI’s Biometric Health Assessment, requiring only the user’s smartphone.

Monash University’s Turner Institute for Brain and Mental Health Senior Lecturer, Dr Tracey Sletten, said: “We are delighted to partner with AHI for this research project as AHI is a company committed to improving the health and wellbeing of people worldwide through digital solutions.”

Scott Montgomery, CEO of AHI, commented: “Sleep is as important to one’s health as nutrition, exercise, and mental wellbeing. Even the best exercise routine, diet and mindset cannot sustain health without sleep. AHI is excited to integrate its technology as part of this cutting-edge research and looks forward to assisting in the reduction and impact on shift workers.”

The Turner Institute for Brain and Mental Health is one of Australia’s largest Institutes for brain and mental health and is based at Monash University in Melbourne, Australia. The Turner Institute’s mission is to optimise brain and mental health through community-driven, world-leading research and innovative solutions.

Activate Health OÜ

As released to the ASX on 29 August 2022, the company entered into a Master Services Agreement (“Activate MSA”) with digital health provider Activate Health OÜ (“Activate”).

The parties have executed the standard AHI MSA, which entails the legal and contractual terms in which AHI agrees to grant Activate the right to use AHI’s licensed SDKs for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the Activate consumer and digital therapeutics (DTx) platforms.

The Activate MSA incorporates the following information and guidelines: commercial undertakings, SDK, end-user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the agreement with Activate.

The initial term of the Activate MSA is for two years from commencement and will automatically extend for subsequent consecutive periods, each of equivalent length to the initial term. Early termination procedures are included for either party to the Activate MSA.

2. https://www.monash.edu/news/articles/world-first-app-helps-shift-workers-get-more-and-better-sleep,
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10064476/

ASX Release 28 April 2023

As previously disclosed, the pricing mechanism in the Activate MSA is based on either single scans or bulk purchases of scans. Activate purchased a block of 4,000 FaceScans and a block of 4,000 BodyScan’s for EUR€22,960, to be paid in two scheduled payments before the end of 2022. Both payments have been received.

Activate soft launched their app to the Estonian market in September 2022 and continues to promote their app, which is a major component of AHI technology.

During Q1 of 2023, Activate has continued to build out its consumer application as well as expand its offerings with a corporate health application. Activate have several pilots and campaigns planned throughout April – September 2023, all of which will deliver AHI’s FaceScan and BodyScan.

Nextmedicall S.A.C

On 24 March 2022, the company entered into a Master Services Agreement (“Nextmedicall MSA”) with the digital health and medical group NEXTMEDICALL S.A.C (“Nextmedicall”).

The Nextmedicall MSA entails the legal and contractual terms in which AHI agrees to grant Nextmedicall the right to use AHI’s licensed SDKs and related intellectual property once integrated into the Nextmedicall application/platform. The initial term of the MSA is for one year from the commencement date and will automatically extend for subsequent consecutive periods, each of equivalent length to the initial term.

The Nextmedicall MSA incorporates the following information and guidelines, Commercial undertakings, SDK, End User License, Technology Support, and the Data Processing Agreement. At the request of Nextmedicall, AHI also granted Nextmedicall a 180-day non-solicitation and non- compete clause and minor pricing adjustments.

Nextmedicall is currently integrating the AHI MultiScan SDK into the Nextmedicall application and platform. The initial integration will allow access to FaceScan, followed by the proprietary BodyScan, empowering its users with an ability to track and ascertain dimensional base risk assessment and vitals sign. The financial impact of this MSA on AHI cannot be currently quantified, and there are no minimum order requirements in the agreement.

AHI continues to support Nextmedicall with their FaceScan integration and testing. The proposed launch of FaceScan, as part of NextMedicall’s telehealth platform, has been delayed due to the passing of one NextMedicall’s Co-founders, the AHI Customer Team is continuing to provide integration support. The new proposed launch date is set to be at the end of Q2 2023. As at the date of this report, AHI’s partnership with NextMedicall has not begun to generate revenue.

Bearn LLC

Bearn remains committed to delivering AHI with 1,000,000 active monthly users within 12 months of their commercial launch, which is now set to occur in Q2 2023.

As noted in AHI’s ASX release dated May 18, 2022, Bearn had launched both iOS and Android applications in the US app stores, and multiple partner integrations were underway.

Aaron Drew, CEO of Bearn, has informed AHI it is in advanced discussions with a funding partner and has closed initial funding in Q1 2023 with this, Bearn will be repaying the amount owing as provided by AHI, of USD$616,195 as calculated to 31 March 2023, and will be going to market with their partners throughout 2023.

ASX Release 28 April 2023

Bearn will be one of AHI’s first partners to integrate and launch the new BHA, in addition to offering AHI’s BodyScan and FaceScan, which currently enhances the Bearn solution and it ability to provide their end users with an overall Health Score. Bearn remains highly motivated and engaged with AHI and its technology, with a number of new and current partners looking to adopt the combined offering in 2023.

Biomorphik

On 15 September 2020, the Company entered into an agreement with Biomorphik PTY Ltd. (“Biomorphik”) whereby we granted a license to our proprietary SDK, and access to our cloud-based anthropometric measurement Platform to Biomorphik. The initial term of the Biomorphik Agreement was 24 months, and the term automatically rolled over into a further 24-month term at the end of the initial term. At the end of this second 24-month term, the Biomorphik Agreement will auto-renew for a further 24 months unless either party provides at least 90 days’ written notice to the other party prior to the expiry of the current term. This agreement includes fees consisting of User Fees, Monitoring Fees, Data Storage Fees, Support Fees, and Additional Fees (each as defined in the Biomorphik Agreement).

Biomorphik CEO Nathaniel Peeks has confirmed with AHI its intention to expand the partnership to include the new health risk assessment capabilities in Q2 2023 once Biomorphik has concluded its funding round, which had been hampered throughout the 2021 and 2022 by COVID conditions. As at the date of this report, AHI’s partnership with Biomorphik has not begun to generate revenue.

Jayex Healthcare Ltd

On 28 September 2021, the company entered a binding Term Sheet with NuraLogix and Jayex Healthcare Ltd. (“Jayex”), an Australian technology and services company aimed at bringing choice, convenience and efficiency to healthcare professionals, patients, and consumers (the “Jayex Terms Sheet”). Under the Jayex Terms Sheet, the parties agreed to collaborate and work together to design, develop, and integrate the CompleteScan Platform into Jayex’s existing platform. The Jayex website states that the company currently has over 50,000,000 patient interactions a year across 6,500 healthcare organisations and providers. The Company has not yet begun to generate revenue from this arrangement, and no definitive agreement with Jayex has been finalised. The companies have remained in communication and intend to progress the partnership in 2023.

The Original Fit Factory (TV.Fit)

On 21 April 2021, AHI concluded all definitive agreements (“Agreement”) with The Original Fit Factory (“TOFF”), which has developed the world leading TRUCONNECT and TV.FIT fitness and well-being platforms are available through iOS and Android app stores across 71 countries. TOFF have both B2C and B2B solutions. Our BodyScan technology has been integrated into TOFF’s B2C and B2B offerings. The initial term of this Agreement is 24 months, and it will auto-renew for 24 more months unless either party gives at least 90 days’ written notice to the other party prior to the current term’s expiry. The Agreement includes commercial terms, SDK End User License Agreement, Data Processing Agreement and Support Agreement. The application launched on 8 May 2021, however due to the high number of acquisitions and effort to integrate a seamless user experience, the AHI scans have not been positioned well for consumption and monetisation. This is being reviewed in Q2-2023.

TOFF continue to offer AHI’s BodyScan technology to their end users as a PAYG.

ASX Release 28 April 2023

In December 2022, TOFF closed 8 acquisitions totaling more than €128 million to grow their wellness ecosystem. As a result, TOFF made several internal changes throughout the last quarter.

AHI is in discussions with the new Head of Corporate Wellness to progress the new BodyScan capture process. The AHI Customer Team will provide ongoing support to TOFF to drive new capabilities and revenue opportunities to TOFF’s partners and customer base. AHI intends to showcase the new Biometric Health Assessment functionality in the coming quarter to grow the TOFF offering further. As of the date of this report, AHI’s partnership with TOFF has not begun to generate revenue.

Inter-PSY B.V

On 7 February 2022, the Company entered into a Master Services Agreement with INTER-PSY B.V (“Inter-Psy MSA”). Inter-Psy B.V (“Inter-Psy”) is a Netherlands-based mental health and preventative care company that has developed HEALTHiCHECK, a preventative health screening app for the Dutch and European markets.

The Inter-Psy MSA entails the legal and contractual terms in which AHI agrees to grant Inter-Psy the right to use AHI’s licensed SDKs and related intellectual property once integrated into the Inter-Psy application/platform. The initial term of this Agreement is 12 months, and it will auto-renew for a further 12 months unless either party provides at least 30 days’ written notice to the other party prior to the expiry of the current term.

The Inter-Psy MSA incorporates the following information and guidelines: commercial undertakings, SDK, end-user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the Inter-Psy MSA.

Due to various internal Inter-Psy delays, integrating the AHI MultiScan SDK (software development kit) into the Inter-Psy application was hindered for the better part of 2022. The integration into the Inter-Psy platform recommenced towards the end of 2022 and is now continuing with a view to be finalised in Q2 of 2023.

CustIntCo Pte Ltd

As per the ASX Announcement on 5 April 2022, the company entered into a Master Services Agreement (“CustIntCo MSA”) with Singapore-based digital health and financial intelligence platform CustIntCo Pte Ltd. (“CustIntCo”).

The parties have executed the standard AHI MSA, which entails the legal and contractual terms in which AHI agrees to grant BizBaz (a wholly owned subsidiary of CustIntCo), the right to use AHI’s licensed SDKs for IOS and Android platforms for body circumference measurements face scan measurements and related intellectual property once integrated into the BizBaz application/platform.

The CustIntCo MSA incorporates the following information and guidelines: commercial undertakings, SDK, end user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the CustIntCo MSA.

The initial term of the CustIntCo MSA is for one year from commencement and will automatically extend for subsequent consecutive periods, each of equivalent length to the initial term. Early termination procedures are included for either party to the CustIntCo MSA. The financial impact of the CustIntCo MSA on AHI cannot be currently quantified, and there are no minimum order requirements contained in the agreement.

ASX Release 28 April 2023

Following delays due to internal CustIntCo staff turnover, the integration has now commenced. AHI is working with CustIntCo to assist in integrating the web based FaceScan SDK as a first step. As of the date of this report, AHI’s partnership with CustIntCo has not begun to generate revenue.

MVMNT

No further progress has been made with MVMNT as the company’s circumstances have not changed since the AHI 4C was released earlier this year.

As previously updated to the ASX, AHI has entered into a suite of definitive agreements with MVMNT (MVMNT Definitive Agreements). The MVMNT Definitive Agreements replaced the previous binding Terms Sheet. The MVMNT Definitive Agreements remain on foot and govern the continuing relationship between the parties. MVMNT represents a number of health and fitness-based businesses, sporting identities, products and platforms.

The partnership experienced delay primarily due to MVMNT moving all of its platforms and applications to a single code base, for better, smoother integrations across the company’s multiple partnerships. AHI board member Mike Melby is a founder of MVMNT and continues to support the long-term integration of the AHI technology into the MVMNT platforms and applications.

Nexus Vita Pte Ltd

As previously outlined, AHI and external development house BlueSky Digital Labs have completed the long-awaited integration of the AHI technology into the Nexus-Vita application. The application has been released to Nexus-Vita for their approval and final sign-off. The parties hoped to have all clearances from Nexus-Vita no later than the end of Q1 2023. As noted in AHI’s Quarterly Activities Report for the June 2022 quarter (released on 29 July 2022), integration of AHI’s technology into the Nexus-Vita application experienced delays in the June quarter due to scope creep and additional functionality requests by Nexus-Vita. These delays continued into 2023.

As stated, the application integration has been completed and handed over to Nexus-Vita for final QA and sign-off Nexus-Vita is currently moving the application and service into a company domain and will be demonstrating it to a number of the companies’ customers that have been waiting to gain access.

AHI and Nexus-Vita will look to conclude the associated Master Services Agreement, which will govern the timing and commercial outlines for launch. AHI will provide a further update to the market once these processes are complete.

Tinjoy Biotech Limited Agreement

No further progress has been made with Tinjoy as the company’s circumstances have not changed since the AHI 4C was released earlier this year.

The AHI technology integration into the Tinjoy-owned Health Cube application has been completed and is awaiting a formal launch by Tinjoy into the audience Tinjoy has access to across the multiple partnerships and businesses Tinjoy works with throughout China. The companies experienced rolling delays throughout 2022 and 2023 due to the Zero-COVID policies implemented by the government. Pleasingly Tinjoy has informed AHI that business is slowly progressing back to normal. Tinjoy hopes its operations will be fully functioning in Q2 2023, enabling sufficient staff to return to the marketing and call center.

ASX Release 28 April 2023

As previously reported, COVID-related restrictions had affected Tinjoy’s ability to perform the services contemplated under the Tinjoy Marketing Agreement. As such, AHI’s contribution to the rollout and marketing of the Health Cube app of US$50,000 to Tinjoy remains outstanding until these services can be provided.

The leadership at Tinjoy remains a great supporter of the AHI technology and its functionality. Tinjoy has reaffirmed how important the relationship between the companies is, and will continue to be, as is the value of the AHI scan capabilities embedded in the Health Cube app. As at the date of this report, AHI’s partnership with Tinjoy has not begun to generate revenue.

Cubert Inc

AHI has been unable to progress the Cubert relationship over the past 12 months. AHI has attempted to communicate with Cubert and to seek their commercial intentions. Unfortunately, this has not progressed the relationship or the integration. AHI will look to terminate the Cubert agreement accordingly. AHI will continue to comply with its continuous disclosure obligations and update the market on any material change that occurs.

Other matters

As disclosed in the December 2022 Quarterly report, AHI announced to the ASX on 22 December 2022, it was granted a 180-day extension from the NASDAQ listing Qualification Staff regarding its bid price compliance. Like many listed companies, the company’s share price experienced selling pressure over the course of 2022, seeing the share price trade under USD$1.00 for 30 trading days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the bid price for the company’s common stock must close at

$1.00 per share or more for a minimum of 10 consecutive business days to comply with the rules as set out.

The company has a number of options available to it. These options are to trade above USD$1.00 as required, seek approval to reconstruct the shares in the company to meet the minimum USD$1.00 requirement or to delist from NASDAQ. The company has until the 19th of June 2023 to comply and is doing all things practically possible to meet the requirement and maintain its good standing with NASDAQ and compliance rules.

Importantly, Nasdaq’s written notice does not affect the listing or trading of the Company’s common stock at this time. The Company will continue evaluating its alternatives to resolve this listing deficiency.

As released to the ASX on 30 January 2023, AHI was pleased to inform shareholders that the company would receive an R&D Tax Incentive of $1,209,334 from the Australian Taxation Office. Pleasingly the funds have now been received. In addition to the R&D Tax Incentive payment, AHI had secured an additional AUD$1,000,000 facility to bolster its cash position further (this facility was repaid in full on 17 April 2023).

ASX Release 28 April 2023

Subsequent events and funding progress update

Since the quarter ended 31 March 2023, the company has received additional funding of $2,558,896, comprising:

●	$808,896 in an R&D Tax Incentive from the Australian Taxation Office on 17 April 2023 (received by AHI’s wholly owned subsidiary, Wellteq Pty Ltd); and

●	the remainder of the total through the issue of convertible notes (refer to ASX release dated 28 April 2023 for the terms of the convertible notes facility). As noted in AHI’s ASX release, AHI is currently seeking to raise up to USD$10,000,000 through the issue of convertible notes. As previously outlined, the company is negotiating funding offers it has received from a number of parties.

AHI is currently in negotiations with parties looking to participate in the balance of the convertible note round. AHI will keep shareholders informed as this round of fund-raising progresses.

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Advanced Health Intelligence Ltd

ABN	Quarter ended (“current quarter”)

85 602 111 115	31 March 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	363	532
1.2	Payments for
	(a) research and development	-	-
	(b) product manufacturing and operating costs	(103)	(103)
	(c) advertising and marketing	(28)	(226)
	(d) leased assets	-	-
	(e) staff costs	(1,432)	(3,302)
	(f) administration and corporate costs	(791)	(2,782)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	(63)	(63)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	1,223	1,223
1.8	Other (provide details if material)	16	16
1.9	Net cash from / (used in) operating activities	(815)	(4,705)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	(187)
	(b) businesses	-	-
	(c) property, plant and equipment	(3)	(9)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	(1,516)
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	321
2.6	Net cash from / (used in) investing activities	(3)	(1,391)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	225	225
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(178)
3.5	Proceeds from borrowings	2,000	2,000
3.6	Repayment of borrowings	(1,774)	(1,774)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	451	273

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	554	6,011
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(815)	(4,705)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3)	(1,391)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	451	273
4.5	Effect of movement in exchange rates on cash held	(12)	(13)
4.6	Cash and cash equivalents at end of period	175	175

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	175	554
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	175	554

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1 2	(1)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

2 – The related party payment refers to director’s fees paid to Non-Executive Chairman, Mr Nicholas Prosser

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities 1	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
1 - AHI secured a short-term loan facility for $1,000,000 from an entity controlled by Mr Peter Wall. The facility was to be repaid by 15 March 2023. No interest was payable for the duration of the loan. In lieu of no interest, AHI agreed to allot and issue 500,000 fully paid ordinary shares to the lender. As at 31 March 2023, the amount of $300,000 was still owing on this facility. The overdue amount attracted interest at a rate of 15% per annum, until repaid. The overdue amount was repaid on 17 April 2023.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(815)
8.2	Cash and cash equivalents at quarter end (item 4.6)	175
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	175

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.2

	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer:	The company does expect to have the current level of net operating cash flows for the time being. The funding shortfall has been addressed since quarter end with the raising of $2,558,896 in additional funding, as disclosed on page 10 of the attached quarterly commentary. Further funding will be raised by AHI during the fourth quarter, as disclosed in the attached quarterly commentary.
8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
Answer:	Yes. Refer to 8.6.1 above.
8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	Yes, through further capital raising, with several financing offers having been received.
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	28 April 2023

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.